UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
Amendment No. 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRAECIS PHARMACEUTICALS INCORPORATED
(Name of Subject Company (Issuer))
Pilgrim Acquisition Corporation
and
GlaxoSmithKline plc
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(together with the associated preferred stock purchase rights)
(Title of Class of Securities)

739421402
(CUSIP Number of Class of Securities)

Donald F. Parman, Esq.
GlaxoSmithKline
One Franklin Plaza (FP 2355)
200 N. 16th Street
Philadelphia, Pennsylvania 19102
(215) 741-4000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Victor I. Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$61,013,590	$6,529

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,202,718 shares of common stock, par value $0.01 per share, of PRAECIS PHARMACEUTICALS INCORPORATED outstanding on a fully diluted basis, consisting of: (a) 10,744,643 shares of common stock issued and outstanding, and (b) 1,458,075 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $5.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,529	Filing Party: Pilgrim Acquisition Corporation and GlaxoSmithKline plc
Form or Registration No.: Schedule TO-T	Date Filed: January 9, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CUSIP Number:
739421402
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 9, 2007 (the “Schedule TO”) by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), and Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and an indirect wholly-owned subsidiary of GSK. This Amendment No. 1 is being filed on behalf of GSK and Purchaser.
     The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, “Shares”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (“PRAECIS”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
     The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 1, except as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.I: PRESS RELEASE

Items 1 through 11.
Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:
     “The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 6, 2007. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised GSK and Purchaser that, as of the expiration of the Offer, a total of approximately 8,438,685 Shares were validly tendered to Purchaser and not withdrawn (including approximately 182,914 Shares delivered through notices of guaranteed delivery), representing approximately 78.53% of the Shares outstanding. These Shares include 102,538 Shares tendered by two wholly-owned subsidiaries of GSK.
     “On February 7, 2007, GSK issued a press release announcing that Purchaser had commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, February 14, 2007, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.
     “The same $5.00 per share price offered in the prior offering period will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by GSK is set forth as Exhibit (a)(1)(I) hereto and is incorporated by reference herein.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
“(a)(1)(I) Text of press release issued by GSK on February 7, 2007”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007	GlaxoSmithKline plc

	By:	/s/ Victoria A. Whyte

	Name:	Victoria A. Whyte
	Title:	Deputy Secretary

Pilgrim Acquisition Corporation

	By:	/s/ Donald F. Parman

	Name:	Donald F. Parman
	Title:	President and Secretary

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated January 9, 2007*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of press release issued by GSK and PRAECIS, dated December 21, 2006 (incorporated by reference to Schedule TO filed by GSK and Purchaser with the Securities and Exchange Commission on December 21, 2006)*

(a)(1)(G)	Text of press release issued by GSK on January 9, 2007*

(a)(1)(H)	Form of summary advertisement, published January 9, 2007*

(a)(1)(I)	Text of press release issued by GSK on February 7, 2007

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, by and among Purchaser, PRAECIS and SKB*

(d)(2)	Confidential Disclosure Agreement, dated as of October 18, 2005, by and between SKB and PRAECIS*

(d)(3)	Confidentiality Agreement, dated as of November 10, 2006, by and between SKB and PRAECIS*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 9, 2007 as an exhibit to the Schedule TO.